

January 7, 2014

Via E-Mail
H. Lawrence Webb
Chief Executive Officer
The New Home Company LLC
95 Enterprise, Suite 325
Aliso Viejo, CA 92656

> **Re: The New Home Company LLC**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed December 17, 2013**
> **File No. 377-00161**

Dear Mr. Webb:

We have reviewed the above-captioned filing and have the following comments.

Project Sales by Market, page 10

1. Please include the nine-months ended September 30, 2012 home sales revenue and units delivered in your table to provide investors with comparative information.

Risk Factors, page 26
Risks Related to Our Organization and Structure, page 43
The obligation associated with being a public company…, page 45

2. Please expand your disclosures for the nature of the material weakness identified to describe the control deficiency in your internal control over financial reporting. In this regard, the restatement is not the material weakness but rather the result of the control deficiency in your internal control over financial reporting.

Use of Proceeds, page 52

3. We note that you intend to use the net proceeds from this offering for the purchase of real estate inventories. Please expand your disclosure to clarify whether any of your principal stockholders disclosed on pages 187-189 have a beneficial interest in any of the real estate inventories you intend to purchase with the net proceeds from this offering. If any of your principal stockholders do hold a beneficial interest in any of the real estate inventories you intend to purchase and/or have purchased, please consider the need to include a risk factor for this potential conflict of interest.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 62
Liquidity and Capital Resources, page 85

4. Please expand your discussion and analysis of your sources and uses of cash flow to compare and contrast your sources of liquidity to your liquidity and capital requirements for the next 12 months. In this regard, we note that capital contributions have funded your significant increases in real estate inventories rather than cash on hand and available borrowings. Please ensure your disclosures clarify for investors whether there will continue to be significant capital contributions by your current members. We also note that you have recognized significant negative cash flows for the nine months ended September 30, 2013, and fiscal years 2011 and 2010 along with significant negative free cash flows for all periods presented.

Critical Accounting Policies, page 93
Stock-Based Compensation, page 98

5. Please expand your disclosure to provide investors with a description of the methodology you utilized to estimate the fair value of the stock-based instruments issued during fiscal year 2010, along with the material assumptions used. Please refer to ASC 820 and Section 501.14 of the Financial Reporting Codification for guidance.

Index to Consolidated Financial Statements, page F-1
Notes to Pro Forma Financial Statements, page F-6

6. We note that you have removed the disclosure from footnote (2) and from Note 1 to your audited financial statements for the $2.6 million compensation expense associated with the portion of the Promote (i.e., the difference between TNHCP's capital interest and its economic interest) that is contingent on certain performance conditions, such as a liquidity event. Please provide us with a comprehensive explanation as to why you are not required to continue to provide this disclosure, as Article 11-02(b)(5) of Regulation S-X requires disclosure of nonrecurring transactions. Please also refer to comment 3 in our letter dated July 15, 2013, and comment 2 in our letter dated July 17, 2013, along with your corresponding response letters.

The New Home Company LLC and The New Home Company Predecessor Financial Statements
1. Organization and Summary of Significant Accounting Policies, page F-13
Restatement, page F-15

7. We note that you have restated the consolidated financial statements to reflect compensation expense associated with share based awards issued during fiscal year 2010. Please expand your disclosure to explain to investors how you originally accounted for the share based awards, why you originally believed this accounting was appropriate, what caused you to re-evaluate this accounting, what led you to determine that your

original accounting was inconsistent with US GAAP and why your new accounting for the share based awards is in accordance with US GAAP.

8. Please expand your disclosure to provide investors with an understanding as to what will occur with the equity based units, both vested and unvested, that were granted during fiscal year 2010 in connection with the IPO and the conversion from a LLC to a Delaware corporation.

13. Related Party Transactions, page F-34

9. Please confirm to us that none of the principal stockholders held a beneficial interest in any of the real estate inventories purchased during any of the periods presented. Otherwise, please expand your disclosures to provide investors with the details of the transactions in which a principal stockholder had a beneficial interest.

14. Stock Based Compensation, page F-35

10. Please expand your disclosure to provide all of the material terms of the equity based units. Please refer to ASC 718-10-50-1 – 50-2 for guidance.

11. We note your disclosure that the fair value for the equity based units was established at the date of grant. It is unclear how this is an appropriate characterization of how management estimated the fair value, since you did not previously account for the transaction that occurred during fiscal year 2010 as share based awards in which compensation expense was recognized as disclosed in Note 1. Please expand your disclosures to reconcile these potential inconsistencies.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: J. Gerard Cummins, Via E-mail